[Letterhead of Carlton Fields, P.A.]

March 8, 2011

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re: Imaging Diagnostic Systems, Inc.
    Preliminary Proxy Statement on Schedule 14A
    File No.  000-26028
    Filed February 7, 2011

Dear Mr. Mancuso:

In connection with the filing of the above-captioned Preliminary Proxy Statement on Schedule 14A on behalf of Imaging Diagnostic Systems, Inc. (“IDSI” or the “Company”), we are responding to your comments set forth in your letter dated February 17, 2011, to Linda B. Grable, Chief Executive Officer of the Company.  This letter has also been filed with the Commission as correspondence via EDGAR earlier today.

1.
To the extent applicable, please revise your disclosure on pages 2-3 and 26-27 to comply with our comment letters dated January 14, 2011 and February 10, 2011 regarding your registration statement on Form S-1, file no. 333-171327.

The Company will revise its disclosure in its proxy statement to comply with the issues addressed in the SEC comment letters dated January 14, 2011 and February 10, 2011.

2.
We note your disclosure that you anticipate you will obtain 510(k) clearance in 2011.  Please provide us the basis for that disclosure.  Also, please balance your disclosure with equally prominent information regarding your previous statements to shareholders regarding when you would receive FDA clearance and the extent to which those statements were accurate.

The timeline given in IDSI’s disclosure is the standard guideline provided by the FDA to a company seeking marketing clearance for its medical device through the 510(k) review process, which requires an FDA response within 90 FDA days.  However, the time for review can extend beyond the 90 days if the FDA requires additional information to assist with their decision.  In this event, the review would be placed on hold until the information requested is received.  Once the information is received the review process will resume.  Still, given that IDSI’s 510(K) application was submitted on November 22, 2010, and we are in early 2011, a reasonable expectation would be that the FDA would finish its review process in 2011.  There can be no assurance that IDSI will obtain marketing clearance in 2011 as it is uncertain how the FDA will respond to the Company’s application.  IDSI previously was seeking marketing clearance through the FDA Pre-Market Approval (“PMA”) process and stated an estimate of marketing clearance based on the standard guidelines of the PMA review process.  However, due to the low patient volume following the inclusion criteria of its clinical protocol, further delay due to the lack of cancer cases required for

Russell Mancuso, Branch Chief
March 8, 2011

the PMA statistical analysis, and the Company’s ongoing financial constraints, the Company was unable to make the PMA filing as anticipated.  IDSI's disclosure in the proxy statement will be revised consistent with the foregoing.

How Many Votes Are Needed, page 10

3.	Please tell us with specificity the authority on which you rely to conclude that proposal 2 can be approved by a majority of shares present rather than a majority of shares outstanding.

Pursuant to Florida Statutes Section 607.1003(5), approval of an amendment of the articles of incorporation requires a quorum and a majority vote of the shares present.  In addition, the Company has relied on the authority of Section 402.08 (Giving a Proxy to Vote Stock) from the New York Stock Exchange Company Manual (NYSE) approved on September 9, 2010.  A proposal to increase authorized common shares is a discretionary proposal and as such, may be acted upon at the discretion of the member organization in the absence of instructions.  In regard to discretionary proposals, member organizations usually vote their clients shares held in street name with the recommendation provided by the Board of Directors.

Security Ownership of Certain Beneficial Owners and Management, page 13

4.	With a view toward clarified disclosure, please tell us why the beneficial ownership information in the table on page 13 is different from that in your amended Form S-1 filed on February 1, 2011.

The beneficial ownership table in the PRE 14A on page 13 includes an additional 9,000,000 shares of options that vest within 60 days of February 7, 2011.  The Company will include the 9,000,000 shares of options that vest within 60 days in the table in its S-1 Amendment No. 2.

5.	Reconcile your disclosure in note 6 regarding the total shares subject to options with the sum of the amounts of shares subject to options set forth in notes 3, 4 and 5.

The Company will update Footnote 4 to 11,600,000 shares subject to option from 9,600,000 shares subject to options.  Footnotes 3, 5 and 6 are correctly disclosed.

Proposal 2, Increase in the Number of Authorized Shares…, page 26

6.	Please revise to indicate how you determined the size of the increase for which you are seeking authorization.

The Company is seeking an additional 1,050,000,000 authorized shares to provide sufficient shares for full utilization of its $13 million Southridge Private Equity Credit Agreement, which would require an estimated 507,812,500 shares; 40,316,670 shares required for the exercise of all outstanding options; 13,333,333 shares required for the conversion of the 20 shares of Series L Convertible Preferred Stock outstanding; 130,000,000 shares required to be reserved and registered for conversion of a $1.8 million convertible promissory note held by JMJ Financial; and 120,000,000 shares to be reserved for conversion of a potential $1.6 million of additional funding which JMJ may provide subject to Company approval.  The Company also intends to reserve 200,000,000 shares for additional equity funding. Thus, the total number of shares required for current commitments, the estimate for full draw down of the Southridge equity credit line, and reserves for the JMJ Financial funding and additional equity funding is 1,011,462,503.

Russell Mancuso, Branch Chief
March 8, 2011

7.
Please disclose clearly the total number of shares that you may be required to issue pursuant to all options, warrants, convertible debt or other arrangements or understandings, whether written or oral, and briefly describe the material terms of each such commitment.  Also disclose the extent of each related person’s interest in those commitments.  For outstanding commitments pursuant to which you could be obligated to issue shares in excess of the number of shares currently authorized, please provide all disclosure regarding such commitment as if shareholders were being asked to approve the commitment; see Note A to Schedule 14A.

The Company will revise the disclosure and mark to market as follows:

We now have issued and outstanding 895,619,342 shares of common stock out of 950,000,000 authorized shares leaving a balance of 54,380,658 authorized shares available for issuance.

Based on the closing bid price of our common stock on March 4, 2011 of $0.0275 per share, hypothetically 507,812,500 shares would be required to be issued to draw the entire $13 million balance available under the Southridge Private Equity Credit Agreement.

As of March 4, 2011, we would be required to issue hypothetically 811,462,503 authorized shares apportioned as follows:

•	507,812,500 shares for complete utilization of the Southridge Private Equity Credit Agreement
•	40,316,670 shares required for the exercise of all outstanding options, of which a total of 31,377,000 shares are subject to options granted to our three executive officers.
•	13,333,333 shares required for the conversion of the 20 shares of Series L Convertible Preferred Stock.
•	130,000,000 shares required to be registered for conversion of a $1.8 million convertible promissory note held by JMJ Financial.
•	120,000,000 shares to be reserved for conversion of a potential $1.6 million of additional funding which JMJ may provide, subject to our approval.

After adding the 811,462,503 hypothetical shares to our current issued and outstanding balance of 895,619,342, we would have 1,707,081,845 shares outstanding, leaving a balance of 292,918,155 authorized shares remaining if the increase in authorized shares to 2,000,000,000 shares is approved.

Related parties’ interest in our current obligations for share issuances total 31,377,000 shares, which are subject to options granted to our three executive officers.

Russell Mancuso, Branch Chief
March 8, 2011

8.
We note your reference in the third paragraph to shareholders’ prior approval of increases in authorized shares, and your statement that you had hoped that the shares previously authorized would be sufficient to meet your funding needs.  Please revise to indicate the date and size of your last increase in authorized shares.  Also clarify your disclosure as to the reasons for the difference between your projection that the shares currently authorized would be sufficient to fund your operations and your actual need for additional funding through share issuances.  For instance, clarify why international commercialization proceeded “slower than expected”.

We will revise our disclosure to provide substantially as follows: On December 29, 2008, our shareholders approved an increase of our authorized common stock from 450,000,000 to 950,000,000 shares.  At the time, we believed this increase would provide sufficient shares available to raise the funds needed to complete the FDA approval process and reach a point where we could generate material revenues from operations.  Due to delays in the completion of our clinical trials and preparation of our FDA marketing clearance application (due in large part to our lack of financing, which was exacerbated by depressed level of our stock price) we find ourselves without authorized shares sufficient to satisfy our near-term financing needs.

In order to successfully launch our medical device internationally, we would need sufficient financing to provide centers of excellence for demonstration and training in our largest potential markets, exhibit at industry leading medical trade shows and to market the technology through placement of ads and scientific articles in medical publications and trade journals.  Without the necessary funding, we have been unable to install a sufficient number of CTLM® systems to establish centers of excellence, and this has materially adversely affected our international commercialization efforts.

9.
Please tell us where you have filed your articles of incorporation that reflect the number of authorized shares that you disclose in the first paragraph of this section.  Note that Regulation S-K Item 601(b)(3) requires that you file a complete copy of your charter as amended without requiring investors to piece together the document from multiple filings.

An amendment to our Articles of Incorporation regarding shareholder approval to increase the Company’s authorized shares from 450,000,000 to 950,000,000 was filed as Exhibit 3.22 with our S-1 Registration Statement on December 30, 2008, file No.333-156514.  The Company filed Restated Articles of Incorporation on March 3, 2011 to update information and to amend the authorized shares to 950,000,000.  Provided that the Company’s shareholders approve the proposal to increase the authorized shares to 2,000,000,000 at the proposed annual meeting, the Company will file a new Restated Articles of Incorporation to reflect the increase in authorized shares.

The Company will file an amended Preliminary Proxy Statement to provide the disclosure requested in the comment letter, as set forth above.

Should you have any further questions or comments in regard to this letter or require any further information, please feel free to call me at (305) 530-4026.

Sincerely,

/s/ Robert B. Macaulay

Robert B. Macaulay